Exhibit 99.2

Key Media Messages – TRADE MEDIA

NCR

•	We are bringing together two great companies that complement each other and have little overlap, creating new opportunities for employees, customers and partners.

•

Radiant has a strong software business with SaaS/subscription delivery capability across hospitality and specialty retail and this is growing rapidly. This complements our software business and we also expect to see some integration opportunities that will be worked out as we integrate the solution portfolio across the two companies.

•

With the addition of Radiant Systems, NCR will create a third core industry vertical, after its Financial and Retail lines of business, and establish category leadership in the hospitality and specialty retail markets. The hospitality and specialty retail total addressable market is approximately $8 billion in size and is under-penetrated by industry leaders.

•

Radiant Systems is a leading provider of multichannel point-of-sale and managed hosted service solutions to the hospitality and specialty retail segments. Radiant Systems’ market-leading software and Software as a Service (SaaS) capabilities will significantly enhance NCR’s multi-channel solutions, creating a superior portfolio of point-of–service and self-service solutions.

•

NCR will use its global sales, services and operations organizations to extend this portfolio to many of the fastest-growing markets in the world, while driving supply chain, operational and innovation synergies.

•	Market coverage will be enhanced by Radiant Systems’ strong channel partner network, which will complement NCR’s channel and support its goal of building a world-class channel partner network.

•

NCR plans to leverage Radiant Systems’ leadership position in quick service and table service restaurants, specialty and convenience retailers and entertainment venues by combining Radiant Systems’ solution and services portfolio with NCR’s existing portfolio, brand and global reach.

Radiant

•

Radiant Systems’ growth strategy has always focused on taking great care of our customers, delivering leading innovation to our industries and continuing to expand our market presence across our industries and around the globe.

•	This combination dramatically accelerates our capabilities on all of these initiatives.

•	NCR’s global footprint, brand recognition and track record of innovation will help us achieve our strategic aspirations and create even more value for our customers.

•	Importantly, both NCR and Radiant Systems share a vision that these accomplishments start with a common ingredient—great people to execute on the vision.

Key Media Q&A

Can you tell me more about Radiant?

Founded in 1985, Radiant is a $350 million business providing leading point-of sale and operations management and marketing solutions for the hospitality/restaurant, convenience store, cinema, specialty retail, and stadium industry in North America, Asia Pacific, Latin America, and Europe. Radiant is headquartered in Atlanta, GA, with key offices in Texas, California and Tennessee within the U.S. and offices in the UK, Austria, Czech Republic, Australia, and Singapore. Radiant has more than 1,500 global employees and a large global, channel partner network.

With more than 100,000 active installations worldwide, Radiant’s solution offerings include point-of-sale hardware and software; mobile point-of-sale solutions; software subscription services supported by a SaaS business model; as well as support, maintenance, and professional services. Radiant is a leader in their markets, serving six of the top 10 fastest growing chains in quick service, table service and fast/casual restaurants. Their customer base also includes four international oil companies and six of the top 10 theatre chains. Some of Radiant’s customers include Chick-fil-A, Dunkin Brands, Chipotle, PF Chang’s, Macaroni Grill, BP, Shell, ExxonMobil, Phillips Arena, Live Nation, and AMC Theatres.

Who are Radiant’s customers?

With more than 100,000 active installations worldwide, Radiant provides systems to the Hospitality, Petroleum & Convenience Retail, Retail, and Sports & Entertainment segments. In fact, Radiant has been the #1 provider for the hospitality industry since 2004, serving six of the top 10 fastest growing chains in quick services, table service and fast/casual restaurants. Customers include Chick-fil-a, Dunkin Donuts, Chipotle, California Pizza Kitchen, and Burger King, to name a few. Their customer base also includes four international oil companies, including Shell and ExxonMobil, and six of the top 10 theatre circuits.

How many employees does Radiant have?

Radiant has more than 1,500 global employees and a large global, channel partner network.

Why is NCR acquiring Radiant Systems?

The acquisition of Radiant Systems bolsters NCR’s commitment to expand in our core retail and hospitality business. With this acquisition, we will immediately become a leader in the hospitality and specialty retail segments. Radiant’s combined targeted hospitality and retail markets will expand NCR’s total available market by approximately $8 billion. Our companies are very synergistic and, combined, we will be positioned to offer our customers an enhanced portfolio of point-of-sale and multichannel self-service solutions with a best-in-class global customer service organization. Following the acquisition, NCR will have the scale and presence in a third core industry vertical and can leverage Radiant’s software and SaaS capabiities into other LoBs, while Radiant Systems will be positioned to accelerate its international growth through NCR’s global brand and footprint.

Where are Radiant’s facilities?

Radiant has locations in North America, Asia Pacific, Latin America, and Europe.

What percentage of Radiant’s sales come from overseas?

Radiant’s international business is approximately 15 percent of their business today.

NCR is in Hospitality today; what’s going to be different? Will the product lines be integrated?

This acquisition enables NCR to expand our global offerings to our existing customer base and strengthen our presence in a number of countries. So not only are we bringing in additional solution offerings and addressing new segments, but we are also bringing in a wealth of talent that strengthens our expertise and servicing capability. After the transaction closes, we will assess the details on how the combined portfolio can leverage the best of both companies to enhance our offerings to you.

Does Radiant Systems compete with NCR today?

While we both serve this segment, we have generally focused on different types of hospitality customers.

Why did you decide to focus on the hospitality industry now?

Hospitality is an important and strategic growth market for NCR and we look forward to building on Radiant’s leadership position, while offering customers NCR’s existing portfolio of solutions.

Which Radiant solutions will NCR keep and which will be discontinued?

Radiant’ solutions are mainly complementary in nature focused more on specialty and convenience while we’ve traditionally been stronger with mass merch, big box, grocery and other chains. We will asses how we integrate solutions as we move through the integration process.

Is NCR planning to keep the Radiant brand or will there be a rebranding process in the future?

At this time, there are no plans to eliminate Radiant’s brands, but we recognize this deal affords Radiant the opportunity to leverage NCR’s brand and global reach. During the integration process, we will evaluate the most effective brand strategy that will enable us to achieve our goals with this line of business.

How will Radiant Systems fit into the new combined organization?

Radiant Systems employees are highly valued and important to the long term success of NCR. The acquisition of Radiant Systems solidifies NCR’s commitment to the Hospitality and Specialty Retail industries worldwide. Once the transaction is completed, NCR will create a new line of business, led by Andy Heyman. This transaction will establish the Hospitality and Specialty Retail vertical as NCR’s third largest industry, after its financial and retail lines of business. Andy will report to NCR’s CEO, Bill Nuti.

What new products does this combination bring?

Among others, the Radiant Systems Hospitality portfolio includes additional offerings in back office, SaaS software offerings such as loyalty, stored value and payment as well as opening up the Table Serve Restaurant market with new solutions, including tableside mobile capability.

On the specialty retail side, there is expanded capacity to serve Petroleum and Convenience Retail given Radiant Systems’ broad convenience, fuel controlling, and ticketing kiosk solutions. In the Specialty Retail Markets, there is a full suite addressing the small and medium business customer across number specialty retail verticals.

If I am a customer of both companies, what changes will I see?

Until the transaction closes, you will not see any changes. It will be business as usual. We will work with you after the transaction to discuss any changes.

Who are Radiant’s channel partners and are these separate from NCR’s?

Radiant has about 770 partners, accounting for approximately 35% of its business. This acquisition is a visible demonstration of our commitment to our channel partners and enables us to accelerate the growth of your business. Radiant’s channel ecosystem was a significant factor in shaping NCR’s interest in the company.

Will Radiant’s channel partners be moved to NCR’s partner program?

Our plan at this time is to keep the channels separate, but we will look for opportunities to apply best practices across NCR and Radiant.

Does this acquisition present any channel conflicts?

This deal brings together two leading technology companies in the retail and hospitality space, creating tremendous opportunity for our customers, partners, employees and shareholders. While both companies have an extensive customer base, our offerings complement each other, and we do not anticipate any channel conflicts.

Can NCR partners sell the Radiant Systems portfolio?

Until the transaction closes, nothing changes. After closing, we expect that, in the short term, partners will continue to focus within their existing solution set and territory but we do see opportunities in the future. Details on how to expand your portfolio will be announced following the close of the transaction.

Will this acquisition increase the competition for partners in markets?

Because there is minimal overlap in of customer and channel coverage, we do not anticipate significant marketplace changes.

How will the two companies be managed from a customer perspective?

At this time, the deal is pending regulatory approval and we will continue to operate as two independent companies until the deal closes. The account teams that support you today will continue to be there for you and will keep you informed throughout the transition.

When do you expect the transaction to close?

Pending regulatory approval, we anticipate closing sometime in the third quarter of this year. Until the transaction closes, both companies will continue to operate as two independent entities.

How long do you expect the integration process to take?

We are bringing together two great companies that complement one another and have little overlap, creating new opportunities for employees, customers, and partners. It is difficult to put a firm date on the length of the integration process, as these transitions take time, and we are committed to ensuring a seamless transition for everyone. We will create teams with individuals from both organizations to support change management efforts and develop and execute specific integration plans.

In your recent analyst call, NCR said that it may sell its Entertainment business. What else can you tell me about those plans?

NCR Entertainment continues to grow. We’re adding new retail partners and adding new features to our rental experience, such as a mobile rental experience and the expansion of our Hot Titles program. In connection with the announcement of the Radiant acquisition, our CEO stated that we are considering strategic options for the Entertainment business and have been approached by interested parties. These alternatives include a wide variety of options, including new strategic partnerships. At the moment, we are not focusing on any specific option but we continue to evaluate and pursue the best alternative for that business, our customers, NCR and our shareholders. We remain focused on operating our kiosks under the BLOCKBUSTER Express brand, and we continue to grow that business – renting more movies to consumers and adding kiosks at new retail partners.

But selling the business is one of those options, correct?

We have been approached by interested parties and are looking at a variety of options, including new strategic partnerships. We are not focusing on any specific option and we continue to evaluate and pursue the best alternative for that business, our customers, NCR and our shareholders. Our focus is on providing a great rental experience, and we continue to grow NCR Entertainment with new consumer offers and new retail partners.

What will happen to Radiant Systems’ leadership team?

Radiant Systems brings an experienced leadership team with expertise that has helped establish Radiant Systems as the leading provider of technology solutions in the Retail and Hospitality markets. We anticipate the majority of Radiant Systems leadership will join NCR. Radiant Systems’ Andy Heyman will become head of the newest NCR vertical, reporting to NCR’s CEO, Bill Nuti.

The press release mentions Andrew Heyman, but not John Heyman. Will John be joining NCR?

As part of this transaction, John Heyman will not be joining NCR.

Are you planning to cut jobs at Radiant?

We will be implementing a broad range of cost synergy opportunities to help us reduce operating costs, including saving approximately 20-30 million in pre-tax cost savings as we eliminate Radiant’s public reporting requirements. These programs also include the applications of NCR’s continuous improvement programs, like value engineering, our design for serviceability effort, and Lean Six Sigma. We do anticipate that some redundancies are inevitable, but at this point it is too early in the process to provide further details.

Will Radiant’s manufacturing facilities remain?

At this time, there are no plans to close any manufacturing facilities.

What is Radiant’s software capability and how will this be integrated with NCRs?

Radiant has a strong software business with SaaS/subscription delivery capability across hospitality and specialty retail and this is growing rapidly. This complements our software business and we also expect to see some integration opportunities that will be worked out as we integrate the solution portfolio across the two companies.

How will Radiant’s SaaS platform be extended across NCR’s business and how will this integrate with NCR’s existing SaaS platform.

It is too early to say, and this is something we will assess as we integrate our capabilities. The architecture that the Radiant team has built is highly aligned with the way in which we built our e-commerce platforms, in both the private and public cloud space.

Which of Radiant’s solutions are most relevant for NCR’s fast growing geographical markets?

We believe many of their solutions can be leveraged by NCR’s global sales and channel partner network.

The planned tender offer described in these materials has not yet commenced. This description is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, NCR Corporation will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and Radiant Systems will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to Radiant Systems’ shareholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website: www.sec.gov.